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[LOGO PARADIGM GEOPHYSICAL]



Contacts:

BRIAN W. BERMAN, CFO                               STEVEN CURTIS
Paradigm Geophysical Ltd.                          Ruder Finn, Inc.
Phone: +972-9-970-9339                             Phone: +1-212-593-6319
Fax: +972-9-970-9319                               Fax: +1-212-715-1660
Email: brian@paradigmgeo.com                       Email: curtiss@ruderfinn.com



      SHAMROCK HOLDINGS INC. EXPANDS SHARE HOLDING IN PARADIGM GEOPHYSICAL

Burbank, CA, August 19, 1999 - Shamrock Holdings, Inc. today reported the expansion of its shareholding in Paradigm Geophysical Ltd. (NASDAQ: PGEO) through open market purchases of an additional 539,000 shares. This additional purchase brings Shamrock's holdings in Paradigm to approximately 13 percent with a total holding of 1,649,943 shares. Shamrock is now the largest shareholder of record of Paradigm.

In making this announcement of its expanded holding, Stanley Gold, President of Shamrock noted: "Paradigm continues to represent for Shamrock an investment that we believe should deliver high equity returns over the medium-term horizon. We look forward to our expanding involvement with the company and its development."

Paradigm's Chairman and CEO, Eldad Weiss noted: "The management of the Company is gratified with this expression of confidence in the Company and its oil field services strategy by a significant shareholder and Board member."

Shamrock Holdings Inc. is the private investment firm for the Roy E. Disney family. Shamrock has invested, both currently and in the past, in a wide range of U.S. and International investment sectors, including, oil & gas services, food, entertainment, telecommunications and real estate.

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Moscow, Caracas, Buenos Aires, Sao Paulo, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical (R)" is a registered trademark of Paradigm Geophysical
Ltd.

                                     -More-
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SHAMROCK HOLDINGS INC. EXPANDS SHARE HOLDING IN PARADIGM GEOPHYSICAL...

Recent press announcements and quarterly financial results are available on Paradigm's web site: www.paradigmgeo.com

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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